YUCHENG TECHNOLOGIES LIMITED	北京宇信易诚科技有限公司

          March 25, 2011

Mr. Robert Benton, Staff Accountant
and
Kathleen Collins, Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20543

Re:	Yucheng Technologies Limited
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
Form 6-K filed February 18, 2011
File No. 001-33134

Dear Mr. Benton and Ms. Collins:

I am responding to your letter to Yucheng Technologies Limited, dated March 2, 2011.  We have reproduced the comments of the Staff from that letter below, and below each we have provided the company response.

Our counsel, Andrew Hudders, with the firm of Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York, 10022 (Fax: 212-754-0330 – Tel: 212-907-7349) has spoken with Mr. Benton and Ms. Maryse Mills-Apenteng, and we understand that we may provide the intended responses in this letter for the Staff consideration before the make the actual amendments in the Form 20-F, if any are required. Please feel free to contact Mr. Hudders.

Form 20-F for the Fiscal Year Ended December 31, 2009 Item 5. Operating and Financial Review and Prospects Critical Accounting Policies
Goodwill, page 56

YUCHENG TECHNOLOGIES LIMITED	北京宇信易诚科技有限公司

1.	With regards to the information provided in your response to prior comment 1, please explain further the following:

•	Tell us of the fair value of each reporting unit at December 31, 2009 as determined using the discounted cash flow analysis and provide the assumptions used in such analysis;
•
Help us understand the adjustments, if any, you made to your discounted cash flow analysis to reflect a market participant’s assumptions (as defined in ASC 820-10-20) about the risk, uncertainty and expected effects of the fourth quarter 2009 events noted in your response. Tell us why you believe a market participant would not factor each of the events noted into the fair value of your reporting units;

•
Provide a reconciliation of the total fair value of your reporting units to your market capitalization at December 31, 2009 as well as in February 2010 when you were considering whether the significant drop in your stock price should be factored into your analysis. Tell us how you determined the quantitative impact of each factor considered in your reconciliation;

•	Explain further how you determined the control premium and in particular, tell us what outliers were ignored in your analysis;
•	Explain further how you concluded that the drop in your stock price was temporary, particularly considering there has not been a significant rebound in your stock price since February 2010; and
•	Tell us the results of your goodwill impairment analysis as of December 31, 2010 and provide the information as requested herein for such assessment.

Response

➢
The fair value of our Software & Solution and Platform & Maintenance at December 31, 2009 as determined using the discounted cash flow analysis was RMB1,218 million. The following key assumptions are as follows:

Growth rate	For 2010: 15% - 20% For 2011: 13% - 20% For 2012: 12% - 19% For 2013: 10% - 18% For 2014: 5% - 10% For 2015: 0% - 5% For 2016: 0% For 2017: 0%
Discount rate	15%
Risk free rate	2.25%

According to the annual research report of IDC, an independent third party who published industry research report about IT services in the Chinese banking sector, the industry has been growing and is forecasted to grow at over 19% on an annual basis. Our revenues from Software & Solutions, net of business tax, were RMB 80.5 million, RMB 192.4 million, RMB 263.9 million, and RMB 281.9 million, in 2006, 2007, 2008 and 2009, respectively, representing the compound annual growth rate of 51.9%. Consequently, we believe our assumption of revenue growth detailed in the table above, which is slightly higher than the industry average, but lower than our historical trend, is very conservative being one of the top leading company in the industry.

YUCHENG TECHNOLOGIES LIMITED	北京宇信易诚科技有限公司

➢
The fourth quarter 2009 events that impacted the company’s results were (1) four projects that were close to 100% complete were cancelled due to a variety of customer reasons beyond our control; (2) lack of license sales of our own proprietary software products; (3) there are eight projects with new banking customers with lower margins than normal, but we were willing to continue on with these projects because the customer will be strategically important to Yucheng; and (4) in Q4 2009, we made significant allowances for doubtful debts on receivable of RMB18.3 million.  We believe the event (1) above is beyond our control and we have implemented better internal project management mechanism to limit the impact of this kind of event if it ever happens again in the future. Both events (2) and (3) above are modeled in our financial forecast in the impairment assessment analysis with the assumption of conservative growth rate and gross margins which are lower than historical statistics. Event (4) above is a non-recurring event as all of these allowances are either related to the acquisitions we made in 2007 or not related to our core business.

➢	We have performed a reconciliation of the total fair value of the reporting unit to our market capitalization in February 2010 as follows:

Market capitalization	US$68,857,752
Control premium	US$26,303,661
Fair value	US$95,161,413
Net assets value	US$88,044,780

As our market capitalization was significantly higher than the net asset value as of December 31, 2009, we did not perform reconciliation as of that date. The quantitative impact of control premium is discussed further in the following bullet point.

➢
The market valuation of the company was based on the company operating as a stand-alone entity. When the stock price dropped significantly, the company became a potential target for acquisition due to the attractiveness of the industry and the reputation of the company in the industry. In order for any potential buyer to acquire such control of the company, one has to pay a control premium based on the current market price. When appropriate comparable transactions are difficult to find, the conventional practice is to look at the acquisition premium in the industry in certain periods. We chose both technology services sector and technology sector as both are related to the Company’s sector for the period of 6 months, 1 year, and 3 years. We used the mean of 38.2% as our control premium reference. We did not specifically exclude any outliers as our sample size is significant enough and we did not have enough knowledge about any specific transaction to make a rational decision to exclude or not.

YUCHENG TECHNOLOGIES LIMITED	北京宇信易诚科技有限公司

➢
At January 29, 2010, the announcement date of Q4 2009, we believed our stock price drop would be temporary. With our financial performance rebound, we anticipated seeing our stock price recover accordingly. There are two reasons affecting the stock price recovery. First of all, our financial results have been very seasonal with about 50% of the whole years earnings back end loaded in the Q4 every year. As a result, investors would like to see if we could deliver a satisfactory Q4 2010 results before they are convinced the Company recovered from the problems we were faced in Q4 2009. Second, there were serious accounting issues at several China based companies which went public through reverse takeover (RTO). Unfortunately, the Company was also lumped into that category and was negatively impacted in the stock market. These two factors impacted our stock prices rebound permitting only $4.00 short-lived increases on several occasions in 2010. After our Q4 2010 results were announced on February 18, 2011, we have seen investors’ confidence return significantly with the intra-day high reached $4.50 on the earnings announcement date. Based on the feedback from our investors and potential investors, we believe that without the negative impact lingering from accounting issues revealed at more Chinese RTO companies in Q1 2011, our stock price would have recovered better.

➢
With the assistance of an external professional valuer, American Appraisal, we have performed the annual goodwill impairment analysis, and concluded that no goodwill impairment is required in the step one of the two-step impairment analysis. The following are the key assumptions used in the valuation report.

Growth rate	For 2011：13% - 20% For 2012：12% - 19% For 2013: 10% - 18% For 2014: 10% - 18% For 2015: 10% - 18% 2016: 13.0% 2017: 8.0%
Discount rate	18.0%
Risk free rate	4.34%

Liquidity and Capital Resources, page 68

2.
We note from your response to prior comment 7 that the company’s accumulated profits as determined pursuant to Chinese accounting standards differs from your reported amounts as determined under U.S. GAAP by $7.7 million. Please clarify whether the accumulated profits as determined under Chinese accounting standards are more or less than the amounts as reported under U.S. GAAP. Also, tell us whether the $26.8 million of accumulated profits that are available for dividend distribution, as indicated in your response, was calculated under Chinese accounting standards or U.S.GAAP. If this amount is in U.S. GAAP then explain further how the accumulated profits available for distribution can exceed your U.S. GAAP retained earnings balance as reflected in your consolidated balance sheet. Also, revise to include a discussion of the accumulated profits available for distribution as determined under Chinese accounting standards. To the extent that this amount was determined under Chinese accounting standards, then revise your disclosures to indicate as such.

YUCHENG TECHNOLOGIES LIMITED	北京宇信易诚科技有限公司

Response

The accumulated profits as determined under PRC GAAP are less than the amounts reported under US GAAP.

The $26.8 million of accumulated profits was calculated under U.S. GAAP that should be available for dividend distribution. However, as this was calculated under U.S. GAAP, a portion may subsequently turn into the statutory reserve.  As such, we have decided to use the accumulated profits as determined under Chinese accounting standards for disclosure purpose, which would be $19.2 million.

In our next Form 20-F, we will include the following language in the Liquidity and Capital Resources that is amended from our response to prior comment 7 in which the amended wordings are underlined:

“There are differences between the accumulated profits pursuant to Chinese accounting standards and the reported accumulated profits in our Form 20-F under U.S. GAAP. The total difference approximated $7.6 million as of December 31, 2009.  The major differences are due to different treatment in the areas of i) revenue recognition; ii) capitalization of intangible assets; iii) recognition of pre-contract costs and iv) recognition of tax losses. In addition, pursuant to applicable PRC laws and regulations, 10% of after-tax profits of each of our consolidated PRC entities is required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entity’s registered capital. As of December 31, 2009, the accumulated balance of our statutory reserve funds amounted to RMB43.1 million ($6.3 million), and the accumulated profits of our consolidated PRC entities that were available for dividend distribution amounted to RMB131 million ($19.2 million), which was determined under Chinese accounting standards. Our statutory surplus reserves are not distributable as cash dividends. Allocations from these statutory surplus reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Furthermore, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, under the New EIT Law and its implementation rules issued by the PRC State Council, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a withholding tax at the rate of 10% if such dividend is derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but in such a case we will be subject to a 25% tax on our global income, and our non-PRC investors may be subject to PRC income tax withholding. However, we have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. As a result, currently it has no adverse impact on our operations and our planned use of our capital.”

3.
We note your discussion regarding the impact of the required statutory reserve funds on your ability to pay dividends. Tell us whether your PRC subsidiaries are subject to any other restrictions with respect to transferring certain of their net assets to the company in the form of dividend, loans or advances. If so, please describe such restrictions and tell us whether such restriction are calculated under Chinese accounting standards or U.S. GAAP. Also, provide the proposed disclosures you intend to include in future filings with regards to such restrictions.

YUCHENG TECHNOLOGIES LIMITED	北京宇信易诚科技有限公司

Response

See the response to Item 2. There is no other restriction with respect to transferring certain of net assets of PRC subsidiaries to the Company.

Consolidated Statements of Operations, page F-4

4.
We note your response to prior comment 9 and the breakdown of your system integration revenues between product and services. When combining the service revenues as provided in your response with the maintenance revenues, as disclosed on page 34, it appears that the service revenues included in the Platform & Service line item are greater than 10% of total revenues (net of the reclassification of POS revenues to discontinued operations) for fiscal 2009. Tell us how you intend to comply with the guidance in Item 18 of Form 20-F and Rule 5-03(b)(1) and (2) of Regulation S-X to separately classify your revenues and cost of revenues between products and services.

Response

In the footnote 16 on page 41 in our 2009 Form 20-F, the term ‘Platform services’ represented only the sale of hardware as the services portion was already transferred to Maintenance & Ancillary Services. Thus, except for Platform Services, which represented revenue from sale of products, other lines represented revenue from sale of services.

In our next 20-F, an extra table will be added to analyze our revenues between sales of products and services. The proposed format would be as follows:
	2007	2008	2009
	RMB	RMB	RMB
Revenues
Sales of services	235,114,699	330,611,687	349,143,743
Sales of products	204,947,047	339,773,531	12,575,504
POS (Note)	3,851,643	15,415,803	27,355,261
Total revenues	443,913,389	685,801,021	389,074,508

Cost of sales
Sales of services	(95,061,089)	(134,480,763)	(180,817,719)
Sales of products	(181,677,026)	(305,639,200)	(10,515,013)
POS (Note)	(1,088,023)	(9,156,836)	(13,642,753)
Total COS	(277,826,138)	(449,276,799)	(204,975,485)
(Note: As POS was disposed during 2010, it is separated as a single category for simplicity.)

YUCHENG TECHNOLOGIES LIMITED	北京宇信易诚科技有限公司

Form 6-K Filed February 18, 2011

5.
We note from your response to comment 15 that the third quarter of fiscal 2010 includes a “cost adjustment” to correct for an over-accrual of certain project costs in prior periods. Please clarify whether your non-GAAP adjustment to the fourth quarter fiscal 2009 revenues relates to a similar matter. If so, revise your disclosures in future filings to more clearly explain these non-GAAP reconciliation adjustments. In this regard, your current disclosures indicate the non-GAAP adjustments are for third party hardware and software costs that are passed through to your customers and accordingly, are reflected as a reduction to revenue and cost of revenue. This explanation does not adequately explain your non-GAAP reconciliation adjustments when revenue and cost of revenues are increased as a result of prior period adjustments. Please provide the disclosures you intend to include in future filings to clarify these adjustments.

Response

The cost adjustment in Q3 2010 is different from the non-GAAP adjustment in Q4 2009.

➢
Adjustment in Q3 2010. The contract is related to a system integration project entered into in a prior period. The cost related to the project was over-estimated initially. When the account was settled in Q3 2010, the cost was less than the original estimate by RMB 108,974.37. Hence the corresponding adjustment to the cost of platform & maintenance services.

➢
Adjustment in Q4 2009. The adjustment was caused by the different revenue recognition methods due to the reclassification of certain contracts. These contracts were in fact resale projects with agency contracts, whose revenues were supposed to be recognized on the net basis under US GAAP. However, they were all recognized incorrectly on the gross basis in the prior periods.

➢	In our future filings, the reconciliation of non-GAAP net revenues to GAAP revenues and the clarification of the cost adjustments would be disclosed as below:

US$’000
Total Revenues (GAAP)
Third Party Hardware and Software Costs
Reversal of over-accrued project costs in prior periods*
Net Revenue (non-GAAP)
* [Clarification of cost adjustments]

6.
Also, explain further the circumstances that result in the over-accruals of project costs.  Tell us to which arrangements these cost adjustments relate. Tell us how often you have recorded such adjustments during each of the last three fiscal years and provide the amount of such adjustments. Provide similar information as it relates to the current fiscal year 2010. In addition, tell us if you consider these adjustments to be a correction of an error and if not, why not.

YUCHENG TECHNOLOGIES LIMITED	北京宇信易诚科技有限公司

Response

The adjustments are not a correction of error from prior periods; rather, it is adjustment to a prior period estimate. When a sales contract is signed and executed, and the acceptance is also signed by the customer, the cost is estimated to our best knowledge. When the final cost is known, appropriate cost adjustment is made to reflect the actual number. Both adjusting down and up occurred in the past.

The total adjusted amounts were RMB 2.0 million and RMB 0.8 million in 2009 and 2010, respectively, compared with total pass through cost of RMB 203.5 million and RMB 241.2 million in 2009 and 2010, representing 1.0% and 0.3% of the total cost respectively.

7.
We note you have provided financial results including the discontinued operations of your POS business, which you have appropriately labeled as a non-GAAP measure. In future filings please provide a reconciliation of these non-GAAP measures to the comparable GAAP measures. Also, explain further and revise to disclose why management believes adding back the results of your discontinued operations provides useful information to investors. In addition, appears the “income from operating” is a non-GAAP measure that should be appropriately labeled as such.

Response

We will provide the reconciliation of the non-GAAP income from discontinued operations to the comparable GAAP measures in the future filing.

In order to have a comparable disclosure to the earning release of Q4 2009, the results of discontinued operations were added back to the results of the Group as the pro-forma results as if the POS business was not disposed during the year. By doing so, the investors could have an idea of how the Company performed in the year 2010 if POS business was not disposed. This also helped to indicate to the investors that the Company probably was better off with the disposal of POS business because the net income (non-GAAP) for the three months ended December 31, 2010 including POS business of $3.0 million increased to $3.2 million if it were excluded the POS business.

We will correct the label as “non-GAAP” for Income from operating in the future.

YUCHENG TECHNOLOGIES LIMITED	北京宇信易诚科技有限公司

In connection with our response to the comments of the Staff of the SEC made above, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,
/s/ Steve Dai
Steve Dai,
Chief Financial Officer